Exhibit 99.6

Press Release

Total Direct Energie tops 5 million customers in France

Paris, April 28, 2021 – Total, through Total Direct Energie, now has more than five million B2C and B2B customers in France, confirming its position as the leading alternative gas and power supplier.

In March 2021, Total Direct Energie was recognized with two awards for the quality of its customer relations:

·	For the fourth year in a row, Total Direct Energie has retained first place of its category in the Podium de la Relation Client awards (Bearing Point and Kantar).
·	For the third year in a row, Total Direct Energie received the Customer Excellence Award (Ipsos, Trusteam Finance, Académie du Service).

In April 2021, thanks to its support for the French wind and solar industries, Total Direct Energie launched a new competitive green offering to meet the expectations of millions of customers looking for ways to contribute to the energy transition.

“We are very proud to have passed the 5 million customer mark in France. I would like to congratulate the Total Direct Energie teams for their work and I would like to thank all our customers for the trust they have placed in us. We will continue our efforts to grow but also to support our customers by offering them green products and services, in line with our ambition to get to net zero by 2050," said Sébastien Loux, Managing Director at Total Direct Energie.

Total Direct Energie aims for net growth of 500,000 customers this year and a market share of 15% by 2025 in France, versus close to 10% today. For Europe, the objective is nine million B2C customers by 2025.

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About Total Direct Energie

Total Direct Energie, the 3rd largest electricity and gas operator in France, is the subsidiary of Total that enables everyone to make responsible savings. At the heart of its strategy: innovation and customer satisfaction, in order to offer reliable, affordable and clean energy to as many people as possible and to participate in a more responsible energy future.

Total Direct Energie provides its 5 million individual and business customers competitive electricity and/or natural gas offers, as well as innovative services to help them optimize their consumption.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

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